FEDERATED HERMES ETF TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 12, 2021

Jeremy Esperon

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549-4720

RE:

FEDERATED HERMES ETF TRUST (the “Registrant”)

Federated Hermes Short-Term Corporate ETF

Federated Hermes Short-Term High Yield ETF

(each a “Fund” or collectively, the “Funds”)

1933 Act File No. 333-258934

1940 Act File No. 811-23730

Dear Mr. Esperon:

This correspondence is in response to your question and subsequent discussions with Leslie Petrone of my office regarding the relationship, if any, between the Registrant (CIK 0001849998) and Federated ETF Trust (File No. 812-13946-01 under CIK 0001528559).

As a result of these discussions, and based upon the Staff’s recommendations, the Registrant respectfully requests that the Securities and Exchange Commission’s (“SEC”) EDGAR Filer Support staff merge the filings associated with CIK 0001528559 (the “Former CIK”) under the filings associated with CIK 0001849998 (the “New CIK”), with the New CIK being the survivor CIK going forward.

In August 2011, Federated ETF Trust submitted, under the Former CIK, an initial application for exemptive relief from certain provisions of the Investment Company Act of 1940, as amended. An exemptive order (the “Order”) was ultimately granted by the SEC on September 19, 2012. Following receipt of the Order, Federated ETF Trust did not pursue fund registration and, since such time, has not submitted any other filings, including any filings on Forms N-8A and N-1A, under the Former CIK.

In currently seeking to register the Registrant and the Funds, the Registrant’s certificate of trust with the State of Delaware was amended to change the Registrant’s name. The Registrant submitted a Form ID to the SEC under the Registrant’s new name and the New CIK was issued (Form ID Accession Number: 9999999996-21-013812 CIK: 0001849998 was assigned March 8, 2021). Going forward, the Registrant intends to operate under the name “Federated Hermes ETF Trust” and file all regulatory filings and submissions under the New CIK.

Thank you for the opportunity to make this request to merge the Former CIK under the New CIK. If you have questions or require further information, please contact Leslie Petrone at (724) 720-8840 or Leslie.Petrone@FederatedHermes.com.

Very truly yours,

/s/ George F. Magera

George F. Magera
Assistant Secretary of the Registrant
General Counsel, Federated Hermes, Inc.